SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

OPKO Health, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Kate Inman General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

October 25, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 10

1	NAME OF REPORTING PERSONS The Frost Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0	Shares
	8	SHARED VOTING POWER
		20,091,062	Shares
	9	SOLE DISPOSITIVE POWER
		0	Shares
	10	SHARED DISPOSITIVE POWER
		20,091,062	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	20,091,062	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 10

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		172,034,443	Shares(1)
	8	SHARED VOTING POWER
		20,091,062	Shares
	9	SOLE DISPOSITIVE POWER
		172,034,443	Shares(1)
	10	SHARED DISPOSITIVE POWER
		20,091,062	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	192,125,505	Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.6%
14	TYPE OF REPORTING PERSON OO

(1)
Includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Issuer’s Common Stock per $1,000 of principal amount of Notes.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 10

1	NAME OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		30,127,177	Shares
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		30,127,177	Shares
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	30,127,177	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 10

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		206,780,571	Shares(1)
	8	SHARED VOTING POWER
		22,942,892	Shares(2)
	9	SOLE DISPOSITIVE POWER
		206,780,571	Shares(1)
	10	SHARED DISPOSITIVE POWER
		22,942,892	Shares(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	229,723,463	Shares(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%
14	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 30,127,177 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 1,550,000 shares of Common Stock, which are exercisable within 60 days; (iv) 167,034,443 shares of Common Stock held by Gamma Trust, which is controlled by Dr. Frost as sole trustee; and (v) 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s Notes, which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment, held by Gamma Trust. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Issuer’s Common Stock per $1,000 of principal amount of Notes.

.

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 10

(2)
Includes (i) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, and (ii) 20,091,062 shares of Common Stock held by Frost Group.

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 10

Explanatory Note
This Amendment No. 19 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 15 to Schedule 13-D filed on September 20, 2017, as amended by Amendment No. 16 to Schedule 13-D filed on November 20, 2018, as amended by Amendment No. 17 to Schedule 13-D filed on March 20, 2019, as amended by Amendment No. 18 to Schedule 13-D filed on March 22, 2019 (collectively, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”), Frost Nevada Investments Trust (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 1 to Amendment No. 15 to the Schedule 13D filed on September 20, 2017, is hereby incorporated by this reference.

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraph to the end of the item:
Frost Nevada acquired 4,652,000 shares of Common Stock, for investment purposes, in a series of transactions from March 27, 2019 to July 16, 2019 at prices ranging from $1.735 to $2.605 per share for an aggregate purchase price of approximately $9,558,142.43. The source of funds used to acquire the Common Stock was working capital of Frost Nevada.
Gamma Trust acquired 2,800,000 shares of Common Stock, for investment purposes, which includes (i) 2,000,000 shares of Common Stock acquired on October 25, 2019 in a public offering pursuant to a prospectus filed with the SEC on October 25, 2019 for an aggregate purchase price of approximately $3,000,000, or $1.50 per share; and (ii) 800,000 shares of Common Stock acquired on the open market in a series of transactions from October 25, 2019 to October 31, 2019 at prices ranging from $1.36 to $1.505 per share for an aggregate purchase price of approximately $1,145,035.74. The source of funds used to acquire the Common Stock was working capital of Gamma Trust.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraphs to the end of the item:
Frost Nevada acquired 4,652,000 shares of Common Stock, for investment purposes, in a series of transactions from March 27, 2019 to July 16, 2019 at prices ranging from $1.735 to $2.605 per share for an aggregate purchase price of approximately $9,558,142.43.
Gamma Trust acquired 2,800,000 shares of Common Stock, for investment purposes, which includes (i) 2,000,000 shares of Common Stock acquired on October 25, 2019 in a public offering pursuant to a prospectus filed with the SEC on October 25, 2019 for an aggregate purchase price of approximately $3,000,000, or $1.50 per share; and (ii) 800,000 shares of Common Stock acquired on the open market in a series of transactions from October 25, 2019 to October 31, 2019 at prices ranging from $1.36 to $1.505 per share for an aggregate purchase price of approximately $1,145,035.74.

CUSIP No. 68375N103	Schedule 13D	PAGE 8 of 10

ITEM 5.	Interest in Securities of the Issuer. Item 5 is deleted in its entirety and replaced with the following text:
(a)-(b) Frost Group beneficially owns 20,091,062 shares of Common Stock. The 20,091,062 shares of Common Stock beneficially owned by Frost Group constitute approximately 3.0% of the Issuer’s outstanding shares of Common Stock, based upon 665,601,045 shares of Common Stock outstanding as of October 25, 2019 as reported by the Issuer in their Prospectus filed with the SEC on October 25, 2019. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.
Gamma Trust directly beneficially owns 172,034,443 shares of Common Stock, which includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s Notes, which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group. The 192,125,505 total shares of Common Stock beneficially owned by Gamma Trust constitute approximately 28.6% of the Issuer’s outstanding shares of Common Stock, based upon 665,601,045 shares of Common Stock outstanding as of October 25, 2019 as reported by the Issuer in their Prospectus filed with the SEC on October 25, 2019. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 172,034,443 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,091,062 shares of Common Stock owned by Frost Group.
Frost Nevada directly beneficially owns 30,127,177 shares of Common Stock. The 30,127,177 total shares of Common Stock beneficially owned by Frost Nevada constitute approximately 4.5% of the Issuer’s outstanding shares of Common Stock, based upon 665,601,045 shares of Common Stock outstanding as of October 25, 2019 as reported by the Issuer in their Prospectus filed with the SEC on October 25, 2019. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 30,127,177 shares of Common Stock.
Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group and the 172,034,443 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada may be deemed to beneficially own the 30,127,177 shares of Common Stock beneficially owned by Frost Nevada. In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. The 229,723,463 shares of Common Stock beneficially owned by Dr. Frost constitute approximately 34.2% of the Issuer’s outstanding shares of Common Stock, based upon 665,601,045 shares of Common Stock outstanding as of October 25, 2019 as reported by the Issuer in their Prospectus filed with the SEC on October 25, 2019. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 172,034,443 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 30,127,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,091,062 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost individually owns 3,068,951 shares of Common Stock and options to acquire 1,550,000 shares of Common Stock, which are exercisable within 60 days, and has sole voting and dispositive power over each.
Dr. Jane Hsiao, the Issuer’s Vice Chairman and Chief Technical Officer, and Mr. Steven Rubin, the Issuer’s Executive Vice President-Administration, acquired 400,000 and 15,000 shares of Common Stock, respectively, from the Issuer in a public offering pursuant to a prospectus filed with the SEC on October 25, 2019. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock acquired in the public offering, including the shares acquired by Dr. Hsiao and Mr. Rubin, for purposes of Section 13 or otherwise.
(c) In the last 60 days prior to the filing of this Amendment No. 19, the Frost Group, Frost Nevada, and Dr. Frost have not effected any transactions in the shares of Common Stock.
In the last 60 days prior to the filing of this Amendment No. 19, Gamma Trust has acquired a total of 2,800,000 shares of Common Stock, which includes (i) 2,000,000 shares of Common Stock acquired in a public

CUSIP No. 68375N103	Schedule 13D	PAGE 9 of 10

offering on October 25, 2019 for an aggregate purchase price of approximately $3,000,000 or $1.50 per share; and (ii) 800,000 shares of Common Stock acquired on the open market at prices ranging from $1.36 to $1.505 per share for an aggregate purchase price of approximately $1,145,035.74. The following table sets forth the information with regard to Common Stock purchased by Gamma Trust on the open market in the last 60 days.

Date	Shares of Common Stock	Aggregate Purchase Price	Weighted Average Price Per Share
October 25, 2019	350,000	$491,120.72	$1.4032
October 29, 2019	200,000	$294,132.18	$1.4707
October 30, 2019	200,000	$288,532.59	$1.4427
October 31, 2019	50,000	$71,250.26	$1.4250
(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

CUSIP No. 68375N103	Schedule 13D	PAGE 10 of 10

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC

Dated:	November 1, 2019	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

Frost Gamma Investments Trust

Dated:	November 1, 2019	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Frost Nevada Investments Trust

Dated:	November 1, 2019	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Dated:	November 1, 2019	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Phillip Frost, M.D., Individually